Suite 2400 865 South Figueroa Street Los Angeles, CA 90017-2566 Andrew Bond 213.633.8666 tel 213.633.6899 fax andrewbond@dwt.com

January 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Jonathan Burr
Brigitte Lippmann
John Coleman

Re:	Gold Torrent (Canada) Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 10, 2018
File No. 333-221123

Ladies and Gentlemen:

On behalf of our clients, Gold Torrent (Canada) Inc. a British Columbia, Canada company (“Gold Torrent Canada”) and Gold Torrent, Inc. a Nevada corporation (“Gold Torrent US”), we are responding to the comment letter dated January 17, 2018 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), relating to Gold Torrent Canada’s Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-221123) (the “Registration Statement”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Comment Letter in italics, and included under each comment our response.

Securities and Exchange Commission

January 18, 2018

Description of Properties, page 74

1.	We note your response to comment 2 and your revised disclosure on page 70. Please disclose if you have prepared revised NPV and IRR numbers based on the increased capital requirements and, if materially different than the numbers in your filing, revise to include these numbers in your filing.

Response: We advise that Gold Torrent US’s management had previously determined that the increased capital requirements associated with the Lucky Shot project would not materially alter the NPV and IRR numbers calculated in the June 16, 2016 Preliminary Feasibility Study for the Lucky Shot project (the “Preliminary Feasibility Study”), and consequently, Gold Torrent US has not prepared revised NPV or IRR calculations as a result of the increased capital requirements. Gold Torrent US’s management made this determination based in part on Section 22.3.2 of the Preliminary Feasibility Study that states: “The project is less sensitive to variances in the cost of capital, experiencing about 3% in decline in the NPV-5 for each increase of 10% in the capital costs.” Additionally, Gold Torrent US’s management analyzed the amount of capital already spent on the Lucky Shot project as sunk costs and determined that when the increased capital required is combined with the amount of capital already spent, the increased capital required would not result in a material difference in the NPV and IRR values disclosed in the Preliminary Feasibility Study. Gold Torrent Canada intends to include a statement in its next amendment to the Registration Statement that Gold Torrent US has not recalculated the NPV and IRR values disclosed in the Preliminary Feasibility Study as a result of the increased capital requirements.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Securities and Exchange Commission

January 18, 2018

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc:	Gold Torrent (Canada) Inc.